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                  UNITED STATES                           OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION           -------------------------
             WASHINGTON, D.C. 20549                 OMB Number: 3235-0167
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                     FORM 15                        Expires: October 31, 2004
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                                                    Estimated average burden
                                                    hours per response - 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                       Commission File Number     0-30304
                                                             -------------------


                             NEW CHINA HOMES, LTD.
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            (Exact name of registrant as specified in its charter)

             16/F Far East Consortium Building, 121 Des Voeux Road,
               Central, Hong Kong, The People's Republic of China
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Shares, US$1.00 par value
             Redeemable Common Share Purchase Warrants, or Warrants
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           (Title of each class of securities covered by this Form)

                                      None
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)    [X]          Rule 12h-3(b)(1)(i)       [X]
        Rule 12g-4(a)(1)(ii)   [ ]          Rule 12h-3(b)(1)(ii)      [ ]
        Rule 12g-4(a)(2)(i)    [X]          Rule 12h-3(b)(2)(i)       [X]
        Rule 12g-4(a)(2)(ii)   [ ]          Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [ ]



Approximate number of holders of record as of the certification or notice date:

As of the close of business (EST) on April 23, 2003, New China Homes, Ltd., will merge with and into Zhongshan Development Limited, and will go out of existence as of that date.
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Pursuant to the requirements of the Securities Exchange Act of 1934 New China
Homes, Ltd., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: April 23, 2003                        By: /s/ Denny Chan
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                                            Denny Chan, Director